Mail Stop 4561

November 29, 2007

By U.S. Mail and facsimile to (773) 961-2099

David F. Zucker, Chief Executive Officer
Midway Games, Inc.
2704 West Roscoe Street
Chicago, IL 60618

       Re: Midway Games, Inc.
              Definitive 14A
              Filed April 24, 2007
              File No. 000-14773

Dear Mr. Zucker:

       We have reviewed your response letter dated October 5, 2007 and have the following comments. Please respond to our comment by December 13, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. Refer to comments 4 and 5 of our letter dated August 21, 2007. Please provide a specific and more detailed legal analysis as to why the information relating to target net income goals and specific individual goals constitutes trade secrets and commercial or financial information that is privileged or confidential and which, if disclosed, would cause substantial competitive harm.   General statements that some harm will occur by disclosure, such as that made in response to our comments on the matter, are not sufficient.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor